SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2003

VEOLIA ENVIRONNEMENT
 (Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

USFILTER ANNOUNCES AGREEMENT TO SELL
ITS SURFACEPREPARATION GROUP BUSINESS

        July 23, 2003– United States Filter Corporation (USFilter), a subsidiary of Veolia Environnement (Paris Bourse: VIE and NYSE: VE), announced today that it has entered into an agreement to sell its surface preparation business to International Surface Preparation Corporation, a newly formed company jointly owned by Bard Group, LLC; the GlenRock Group, LLC; Atlantic Equity Partners III, LP; and Hunt Capital Growth Fund II, LP. The sale of the surface preparation business completes the company’s previously announced plans to divest its non-core businesses by the end of 2003.

        USFilter’s surface preparation business manufactures and distributes surface preparation equipment, parts and consumables on a worldwide basis.  Total annual sales in 2002 were approximately $320 million.  The transaction is expected to close during the third quarter and is subject to normal regulatory approvals and satisfaction of customary conditions.

        Total proceeds from the disposition of USFilter’s surface preparation businesses, including the sale earlier this year of its Walther Trowal mass-finishing business, will be approximately $130 million.

        United States Filter Corporation, a Veolia Environnement company, is North America’s leading water company providing comprehensive water and wastewater systems and services to commercial, industrial, municipal and residential customers. Veolia Environnement (Paris Bourse: VIE and NYSE:VE) is the largest environmental services company in the world with more than 295,000 employees, including FCC, in about 100 countries and annual revenues of more than $31.5 billion. Visit the company’s web sites at www.usfilter.com or www.veoliaenvironnement.com.

Important Disclaimer.Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67
US investor contact: Brian Sullivan +(1) 401 737 4100
Press release also available on http://veoliaenvironnement-finance.com

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 23, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer